SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Timberline Resources Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

887133106

(CUSIP Number)

Randal Hardy Timberline Resource Corporation 101 E. Lakeside Avenue Coeur d'Alene, Idaho 83814 Phone: 208.664.4859	With a copy to: Kimberley Anderson Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 Phone: 206.903.8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐. Check the following box if a fee is being paid with statement ☐. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 887133106

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ronald M. Guill and Stacey L. Guill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER	5,556,556
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	3,333,333
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	5,556,556
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	3,333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,889,889

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

23.6882% based on 28,639,903 shares issued and outstanding as of August 8, 2008, plus 8,888,889 common shares in convertible securities which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP NO. 887133106

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Small Mine Development, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho

NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	3,333,333
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	3,333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

10.4254% based on 28,639,903 shares issued and outstanding as of August 8, 2008, plus 3,333,333 common shares in convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

14.	TYPE OF REPORTING PERSON* OO

Item 1.  Security and Issuer.

Common Shares

Timberline Resources Corporation (“TLR”)

101 E. Lakeside Avenue

Coeur d’Alene, Idaho 83814

Item 2.	Identity and Background.

(i)	(a)	Ronald M. and Stacey L. Guill (“Guill”)
(b)	967 E. Park Center Boulevard, Boise, Idaho 83706
(c)	President and General Manager of Small Mine Development, LLC

(d) and (e) During the last five years, Guill has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not or was not, as a result of any such proceedings, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	United States

(ii)	(a)	Small Mine Development, LLC (“SMD”)
(b)	967 E. Park Center Boulevard, Boise, Idaho 83706
(c)	Underground mine development and production contractor

(d) and (e) During the last five years, SMD has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not or was not, as a result of any such proceedings, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Idaho

Item 3.	Source and Amount of Funds or Other Compensation.

On October 31, 2008, TLR entered into a short-term convertible note (the “Short-Term Convertible Note”), a subscription agreement (the “Subscription Agreement”), a collateral assignment and pledge of stock and security agreement (the “STN Pledge Agreement”), and a security agreement (the “STN Security Agreement”) with Ronald and Stacey Guill in connection with a loan for $5 million dollars. Subject to approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Alternext, which approval was received on December 19, 2008, the Short-Term Convertible Note was convertible into 5,555,556 shares of common stock of TLR (valued at $0.90 per share) . All regulatory approvals are required to be received no later than December 31, 2008. If the Short-Term Convertible Note is not converted into common shares by December 31, 2008, then the Short-Term Convertible Note principle and interest shall be come due and payable in full on October 31, 2010. The Short-Term Convertible Note is secured pursuant to the STN Security Agreement by a pledge of all stock of Timberline Drilling, Incorporated, a wholly-owned subsidiary of TLR (“TDI”), pursuant to the STN Pledge Agreement. The unpaid balance of the Short-Term Convertible Note bears interest at a rate of 10% per year, compounded monthly. The Short-Term Convertible Note may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults under the Short-Term Convertible Note, the STN Security Agreement, or any related agreements, the amount owing under the Short-Term Convertible Note will become immediately due and payable after a 10-day cure period.

On October 31, 2008, TLR entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included a convertible note (the “Convertible Term Note”), a credit agreement (the “Credit Agreement”), a collateral assignment and pledge of stock and security agreement (the “Pledge Agreement”), a security agreement (the “Security Agreement”) and a right of first refusal over the Company’s Butte Highlands property (the “Right of First Refusal”).

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement and Pledge Agreement by a pledge of all of the stock of TDI and a deed of trust to be entered into covering the Company’s Butte Highlands property in Silver Bow county, Montana (the “Butte Highlands Property”).

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days’ notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days’ notice from the Company of any such offer.

Item 4.	Purpose of Transaction.

See Item 3 above.

Item 5.	Interest in Securities of the Issuer.

1,000 common shares – directly held by Ronald W. Guill

5,555,556 common shares – convertible under terms of the Short-Term Convertible Note held by Guill

3,333,333 common shares – convertible under terms of the Convertible Term Note held by SMD

The reporting persons jointly hold 23.6882% of the outstanding common stock of the Issuer, based on 28,639.903 shares issued and outstanding as of August 8, 2008, 2008, plus 8,888,889 common shares in convertible securities which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

See Item 3 above

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.1	Subscription Agreement from Ronald W. and Stacey L. Guill
Exhibit 7.2	Convertible Note from Timberline Resources Corporation to Ronald W. and Stacey L. Guill dated October 31, 2008

Exhibit 7.3	Collateral Assignment and Pledge of Stock and Security Agreement between Timberline Resources Corporation and Ronald W. and Stacey L. Guill dated October 31, 2008

Exhibit 7.4	Security Agreement between Timberline Resources Corporation and Ronald W. and Stacey L. Guill dated October 31, 2008
Exhibit 7.5	Term Note between Timberline Resources Corporation and Small Mine Development, LLC dated October 31, 2008
Exhibit 7.6	Credit Agreement between Timberline Resources Corporation and Small Mine Development, LLC dated October 31, 2008
Exhibit 7.7	Collateral Assignment and Pledge of Stock and Security Agreement Between Timberline Resources Corporation and Small Mine Development, LLC dated October 31, 2008
Exhibit 7.8	Right of First Refusal to Purchase and Development Property between Timberline Resources Corporation and Small Mine Development, LLC dated October 31, 2008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008 /s/ Ronald M. Guill _________________________________ Ronald M. Guill

Dated: December 24, 2008 /s/ Stacey L. Guill _________________________________ Stacey L. Guill

Dated: December 24, 2008 Small Mine Development, LLC By: /s/ Ronald M. Guill _______________________________
Name: Ronald M. Guill Title: President and General Manager

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Timberline Resources Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

December 24, 2008
(Date)
Small Mine Development, LLC, an Idaho corporation By: /s/ Ronald M. Guill ______________________________________ Name: Ronald M. Guill Title: President and General Manager
/s/ Ronald M. Guill
Ronald M, Guill December 24, 2008
/s/ Stacey Guill
Stacey Guill
December 24, 2008